UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C/U: Progress Update
☑ Form C/A: Amendment to Offering Statement
　　o　Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/AR: Annual Report
☐ Form C/AR/A: Amendment to Annual Report
☐ Form C/TR: Termination of Reporting

Name of issuer
CellarStash Wine Marketplace, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 19, 2020

Physical address of issuer
1191 E Iron Eagle Drive, Eagle, ID 83616

Website of issuer
https://cellarstash.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
June 5, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (As of February 29, 2020)	Prior fiscal year-end
Total Assets	$35,500	N/A
Cash & Cash Equivalents	$500	N/A
Accounts Receivable	N/A	N/A
Short-term Debt	$221,500	N/A
Long-term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($199,593)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT C: PDF of SI Website

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
May 7, 2020

CellarStash Wine Marketplace Inc.



Up to $600,000 of Crowd Notes

CellarStash Wine Marketplace Inc. ("CellarStash," "the Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 5, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by June 5, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 29, 2020 will be permitted to increase their subscription amount at any time on or before June 5, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 29, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 29, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://cellarstash.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/cellarstash

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C/A should conduct an independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

For the avoidance of doubt, any references in this document to the "Form C" shall also be understood to reference this Form C/A.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

CellarStash Wine Marketplace Inc. is a Delaware Corporation, formed on February 19, 2020. CellarStash is a spinoff business from Splash Wines Inc.

The Company is located at 1191 E Iron Eagle Drive, Eagle, ID 83616.

The Company's website is https://cellarstash.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/cellarstash and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 5, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 14.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The direct-to-consumer wine platform is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize

services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive direct-to-consumer wine space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's cash position is relatively weak. The Company currently has only $247.47 in cash balances as of March 31, 2020. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $199,593, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines. The Company has also entered into a Marketing Agreement with Splash Wines, Inc., which outlines the agreement that Splash Wines will promote CellarStash to its community. This agreement is a non-arm's length agreement.

The Company has issued a promissory note with a related party. As discussed above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave CellarStash, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

SI Securities, LLC owns Series A Preferred Stock in Splash Wines, Inc. SI Securities, LLC owns 37,149 shares of Series A Preferred Stock in Splash Wines, Inc. an affiliate entity of the Company, and may have interests that conflict with those of investors in the Company. The Series A Preferred Stock was received in connection with a prior offering for which SI Securities, LLC served as placement agent for Splash Wines, Inc.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted,

applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

In 2014, the Colorado Securities Commissioner entered into a cease and desist order against a Denver company and its manager for allegedly violating the securities broker-dealer licensing provisions of the Colorado Securities Act in connection with their offer and sale of securities in Colorado. Black Diamond Financial Group, LLC and Patrick Imeson are named in the order. The Division of Securities, a Department of Regulatory Agencies (DORA) division, alleged that from approximately September 2009 to November 2010 the Respondents offered and sold securities of associated entities. In connection with such offers and sales of securities, the Respondents allegedly received compensation exceeding $330,000 in the form of investment placement or structuring fees without being licensed as a securities broker-dealer. The Respondents entered into a cease and desist order, where the Commissioner acknowledged that the Respondent neither admits nor denies that the allegations or matters set further in the stipulation were true. There were no fines or disgorgement.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering,

you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
CellarStash is a partnership with wineries that will alter the way wine is marketed in the direct-to-consumer space.

Business Plan
The CellarStash model aims to provide access to $100m of wine, but without the costs associated with inventory ownership.

Problem:

Direct-to-consumer wine marketing has been hampered by two problems: a) the necessity to own and manage expensive inventory, and b) the fact that wine marketers and wineries often have conflicting goals.

Solution:

The CellarStash model solves both. First, the wines made available on the CellarStash site remain in the control of the winery until they are sold, which means that CellarStash can quickly develop a broad wine selection without a significant capital requirement. Second, the winery partnership protects winery pricing strategies and product availability concerns. The end result is that CellarStash and winery interests are aligned, and we believe this will help the CellarStash marketplace grow quickly and profitably.

The CellarStash model means that the consumer is the big winner. Because CellarStash is unencumbered by traditional restraints, the selection of wines will be able to quickly expand to include a broad range of wineries -- ranging from household names to those that have never previously been sold outside their own premises. Pricing will be competitive and the enthusiast has the opportunity to take advantage of quantity discounts by building their own case from wines across the marketplace or by ordering one of the CellarStash curated cases.

CellarStash is devoting significant resources to building a large base of wine enthusiasts, forecasting over 500k users by the end of 2020. We believe that the access subscribers will have to a broad selection of wines at competitive prices, with spectacular customer service, will lead our customers to rely on CellarStash and ensure the long term success of the concept.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Subscriber Marketing	57%	57%	67%
Operating Expenses	30%	30%	20%
Winery Development	8%	8%	8%
Website Upgrades	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Rob Imeson	Director/CEO	Director/CEO of CellarStash and Splash Wines (Responsibilities include: Overall company management)
Bruce Cunningham	Director/President	Director/President of CellarStash and Splash Wines (Responsibilities include: Overall company management)
Jessica Dyer	CFO/Secretary	CFO/Secretary of CellarStash and SplashWines (Responsibilities include: All financial oversight
Garrett Imeson	CMO	CMO of CellarStash and Splash Wines (Responsibilities include: Managing all marketing functions)
Parker Imeson	COO	COO of CellarStash and Splash Wines (Responsibilities include: Overseeing all operations)
Patrick Imeson	Director	Entrepreneur; Traditional Board responsibilities
Trevor Pettennude	Director	Entrepreneur; Traditional Board responsibilities

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	13,625,861	Yes	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:
None.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Robert Imeson, Cary Imeson, and W4 LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B of the Form C.

Operations
CellarStash Wine Marketplace, Inc. ("the Company") was incorporated on February 19, 2020 under the laws of the State of Delaware, and is headquartered in Eagle, Idaho. The Company is a website designed as a giant marketplace for wine, that offers access to thousands of wines, is easy to navigate, provides a seamless ordering process and provides up-to-date content on wines, wineries and the stories that make them real.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $246.47 cash on hand as of March 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached as Exhibit B of the Form C.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other

investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the

equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines.

As discussed above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
No disqualifying events.

In 2014, the Colorado Securities Commissioner entered into a cease and desist order against a Denver company and its manager for allegedly violating the securities broker-dealer licensing provisions of the Colorado Securities Act in connection with their offer and sale of securities in Colorado. Black Diamond Financial Group, LLC and Patrick Imeson are named in the order. The Division of Securities, a Department of Regulatory Agencies (DORA) division, alleged that from approximately September 2009 to November 2010 the Respondents offered and sold securities of associated entities. In connection with such offers and sales of securities, the Respondents allegedly received compensation exceeding $330,000 in the form of investment placement or structuring fees without being licensed as

a securities broker-dealer. The Respondents entered into a cease and desist order, where the Commissioner acknowledged that the Respondent neither admits nor denies that the allegations or matters set further in the stipulation were true. There were no fines or disgorgement.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rob Imeson
_____
(Signature)

Rob Imeson
_____
(Name)

Director/CEO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Rob Imeson
_____
(Signature)

Rob Imeson
_____
(Name)

Director/CEO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

May 7, 2020
_____
(Date)

/s/Bruce Cunningham
_____
(Signature)

Bruce Cunningham
_____
(Name)

Director/President, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

May 7, 2020
_____
(Date)

/s/Jessica Dyer
_____
(Signature)

Jessica Dyer
_____
(Name)

CFO/Secretary, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

May 7, 2020
_____
(Date)

/s/Garrett Imeson
_____
(Signature)

Garrett Imeson
_____
(Name)

CMO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

May 7, 2020
_____
(Date)

/s/Parker Imeson
_____
(Signature)

Parker Imeson
_____
(Name)

COO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

May 7, 2020
_____
(Date)

/s/Patrick Imeson
_____
(Signature)

Patrick Imeson
_____
(Name)

Board Member, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

May 7, 2020

(Date)

/s/Trevor Pettennude

(Signature)

Trevor Pettennude

(Name)

Board Member, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

May 7, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT C
PDF of SI Website



Disclaimer:

This presentation contains offering materials prepared solely by CellarStash W
Marketplace, Inc, without the assistance of SI Securities, and not subject to FI
2210. In addition, this presentation may contain forward-looking statements ar
relating to, among other things, the company, its business plan and strategy, a
industry. These statements reflect management's current views with respect to
events based information currently available and are subject to risks and unce
could cause the company's actual results to differ materially. Investors are cau
place undue reliance on these forward-looking statements as they are meant
purposes and they do not represent guarantees of future results, levels of act
performance, or achievements, all of which cannot be made. Moreover, no pe
other person or entity assumes responsibility for the accuracy and completen
forward-looking statements, and is under no duty to update any such stateme
them to actual results.

‹ ›

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Invest in CellarStash

Direct-to-consumer online wine marketing com any

E it Profile

$136,100	$1,000	$6,000,000
Amount raise	Minimum	Valuation ca

INVEST

Time Left **8 ： 1 h ： 06m**

Purchase securities are not currently tra ea le. Ex ect to hol your investment until the com any lists on a national exchange or is ac uire .

CellarStash is offering securities un er oth Regulation D an Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of See Invest Technology, LLC, a registere roker- ealer, an mem er FINRA/SIPC. SI Securities will receive cash com ensation e ual to 7.50% of the value of the securities sol an e uity com ensation e ual to 5.00% of the num er of securities sol . Investments ma e un er oth Regulation D an Regulation CF involve a high egree of risk an those investors who cannot affor to lose their entire investment shoul not invest. Furthermore, the contents of the Highlights, Term Sheet sections have een re are y SI Securities an shall e eeme roker- ealer communications su ject to FINRA Rule 2210 (the "Exclu e Sections"). With the exce tion of the Exclu e Sections note a ove, this rofile contains offering materials re are solely y CellarStash without the assistance of SI Securities, an not su ject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forwar -looking statements an information relating to, among other things, the com any, its usiness lan an strategy, an its in ustry. Investors shoul review the risks an isclosures in the offering's raft. The contents of this rofile are meant to e a summary of the information foun in the com any's Form C. Before making an investment ecision, investors shoul review the com any's Form C for a com lete escri tion of its usiness an offering information, a co y of which may e foun oth here an _elow.

Com any Highlights

> Memoran um of n erstan ing in lace with Vingo, a irect-to-consumer wine fulfillment com any

> Strategic marketing agreement evelo e for artici ating wineries that outlines inventory allocation an rice structure

> Management team is ma e u of seasone executives that have worke together to evelo successful irect-to-consumer wine com anies for over 10 years

> As a s in-off of S lash Wines, CellarStash has a marketing agreement in lace with S lash to market to its community of 150k+ su scri ers

> The irect-to-consumer wine market in the SA excee e $3 illion in revenue in 2019, growing at an average ace of 11% year-over-year for the ast 9 years

Fun raise Highlights

> Total Amount Raise : S $136,100

> Total Roun Size: S $600,000

> Raise Descri tion: See

> Minimum Investment: S $1,000 er investor

> Security Ty e: Crow Note

> Valuation Ca : S $6,000,000

> Offering Ty e: Si e y Si e Offering

CellarStash is a artnershi with wineries that will alter the way wine is markete in the irect-to-consumer s ace.

The CellarStash mo el aims to rovi e access to $100m of wine, ut without the costs associate with inventory ownershi .

Pro lem:

Direct-to-consumer wine marketing has een ham ere y two ro lems: a) the necessity to own an manage ex ensive inventory, an) the fact that wine marketers an wineries often have conflicting goals.

Solution:

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Form C

Data Room

Updates

32 comments

FAQs

See Invest

The CellarStash model solves both. First, the wines made available on the CellarStash site remain in the control of the winery until they are sold, which means that CellarStash can quickly develop a broad wine selection without a significant capital requirement. Second, the winery partnership protects winery pricing strategies and product availability concerns. The end result is that CellarStash and winery interests are aligned, and we believe this will help the CellarStash market place grow quickly and profitably.

The CellarStash model means that the consumer is the big winner. Because CellarStash is unencumbered by traditional restraints, the selection of wines will be able to quickly expand to include a broad range of wineries -- ranging from household names to those that have never previously been sold outside their own premises. Pricing will be competitive and the enthusiast has the opportunity to take advantage of quantity discounts by building their own case from wines across the market place or by ordering one of the CellarStash curated cases.

CellarStash is devoting significant resources to building a large base of wine enthusiasts, forecasting over 500k users by the end of 2020. We believe that the access subscribers will have to a broad selection of wines at competitive prices, with spectacular customer service, will lead our customers to rely on CellarStash and ensure the long term success of the concept.

Gallery




Invest in CellarStash - an Online Public Offering with ...

Public Overview Video.

The Team

Founders and Officers



Rod Imeson
DIRECTOR/CEO

- BS from Oregon St. University

- Built multiple successful wine businesses

- In the industry for 40+ years

Bruce Cunningham
DIRECTOR/PRESIDENT

PROFILE MEN

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Form C

Data Room

Updates

32 comments

FAQs

Invest



University of Adelaide – International Wine Marketing

- Founder of AWDirect, Inc.



Jessica Dyer
CHIEF FINANCIAL OFFICER & SECRETARY

- BA from Washington St. University
- Expertise in importing & logistics
- 20+ years in the industry



Garrett Imeson
CHIEF MARKETING OFFICER

- BA from University of Washington
- Spent career marketing wine online



Parker Imeson
CHIEF OPERATIONS OFFICER

- BA from University of Arizona
- Inventory specialist, staff management

Key Team Members



Jon Ruiz
Winery Development Manager

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Forms

Data Room

Updates

Comments

FAQs

One Sheet



Jamey Siebenberg

Creative Director



Bailey Desrosier

Business Development Manager



Notable Advisors & Investors

Robert Thomas

Advisor, Corporate Counsel/Attorney



Amy Whitridge

Advisor, Investor



Patrick Imeson

Advisor, Investor, Board Member



Trevor Pettenue

Avisor, Investor, Boar Member

Term Sheet

A Sie y Sie offering refers to a eal that is raising caital uner two offering tyes. If you lan on investing less than S $20,000.00, you will automatically invest uner the Regulation CF offering tye. If you invest more than S $20,000.00, you must e an accreite investor an invest uner the Regulation D offering tye.

Funraising Descrition

Roun ty e:	See
Roun size:	S $600,000
Raise to ate:	S $136,100 S $116,100 (uner Reg CF only)
Minimum investment:	S $1,000
Target Minimum:	S $300,000

Key Terms

Security Ty e:	Crow Note
Conversion iscount:	20.0%
Valuation Ca :	S $6,000,000
Interest rate:	5.0%
Note term:	24 months

A itional Terms

Custo y of Shares	Investors who invest $50,000 or less will have their securities hel in trust with a Custo ian that will serve as a single sharehol er of recor . These investors will e su ject to the Custo ian's Account Agreement, inclu ing the electronic elivery of all re uire information.
Closing con itions:	While CellarStash has set an overall target minimum of S $300,000 for the roun , CellarStash must raise at least S $25,000 of that amount through the Regulation CF ortion of their raise efore eing a le to con uct a close on any investments elow $20,000. For further information lease refer to CellarStash's Form C.
Transfer restrictions:	Securities issue through Regulation CF have a one year restriction on transfer from the ate of urchase (exce t to certain ualifie arties as s ecifie un er Section 4(a)(6) of the Securities Act of 1933), after which they ecome freely transfera le. While securities issue through Regulation D are similarly consi ere "restricte securities" an investors must hol their securities in efinitely unless they are registere with the SEC an ualifie y state authorities, or an exem tion from such registration an ualification re uirements is availa le.

se of Procee s


If Minimum Amount Is Raise



- ● Su scri er Marketing
- ● O erating Ex enses
- ● Winery Develo ment
- ● We site   gra es

If Maximum Amount Is Raise



- ● Su scri er Marketing
- ● O erating Ex enses
- ● Winery Develo ment
- ● We site   gra es

Investor Perks

$1,000-$,499:

- 5% of amount investe   to s   en   on wine at CellarStash

$,500-$4,999:

- 10% of amount investe   to s   en   on wine at CellarStash

$5,000-$9,999:

- 10% of amount investe   to s   en   on wine at CellarStash +6   ottles Cham agne

$10,000-$ 4,999:

- 15% of amount investe   to s   en   on wine at CellarStash + 12   ottles Cham agne

$ 5,000-$49,999:

- 20% of amount investe   to s   en   on wine at CellarStash
- 12   ottles Cham agne
- Dinner for two with the CellarStash Team at one of the Na   a CellarStash Wineries inclu   ing trans ortation/hotel

$50,000+:

- 25% of amount investe   to s   en   on wine at CellarStash
- 12   ottles Cham agne
- Dinner for two with the CellarStash Team at one of Na   a CellarStash Wineries inclu ing trans ortation/hotel

It is a   vise   that you consult a tax   rofessional to fully un erstan   any   otential tax im lications of receiving investor   erks   efore making an investment.

Market Lan sca e

Overview

The Team

Term Sheet

Investor Perks

Market Lan sca e

Form C

Data Room

32 comments

FAQs

See Invest

Overview

The SA is one of the largest markets in the worl for wine an the irect-to-consumer com onent has grown from virtually zero at the start of the century to nearly 10% of the entire market at the en of 2019. The rimary reasons for growth are: 1) the tra itional three-tier system cannot accommo ate the roliferation of ran s in recent years; 2) wine has generally ecome more accessi le as a result of more consumer-frien ly laws; an 3) irect-to-consumer internet urchasing in general has mature an ecome more mainstream.

With the a etite for irect-to-consumer sales ex an ing, so too has the num er of entities marketing wine. At this stage, there are hun re s of irect-to-consumer wine marketing com anies, ut nota le for its a sence is Amazon which e arte the scene in 2016 ue to legal com lications associate with its urchase of Whole Foo s. That fact, together with the relative immaturity of the market, has ensure that the segment is very fragmente , with com anies ranging from a few shi ments a month to several that are in the range of $25-$100m in sales.

Market Lan sca e

While wine sales overall are generally flat, the irect-to-consumer segment is rojecting ou le- igit growth for the foreseea le future.

Risks an Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces com etition with res ect to any ro ucts an services that it may seek to evelo or commercialize in the future. Its com etitors inclu e major com anies worl wi e. The irect-to-consumer wine latform is an emerging in ustry where new com etitors are entering the market fre uently. Many of the Com any's com etitors have significantly greater financial, technical an human resources an may have su erior ex ertise in research an evelo ment and marketing a rove services an thus may e etter ui e than the Com any to evelo an commercialize services. These com etitors also com ete with the Com any in recruiting an retaining ualifie ersonnel an ac uiring technologies. Smaller or early stage com anies may also rove to e significant com etitors, articularly through colla orative arrangements with large an esta lishe com anies. Accor ingly, the Com any's com etitors may commercialize ro ucts more ra i ly or effectively than the Com any is a le to, which woul a versely affect its com etitive osition, the likelihoo that its services will achieve initial market acce tance an its a ility to generate meaningful a itional revenues from its ro ucts an services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Com any estimates that it has enough runway until the en of year, they will e ram in u cash urn to romote revenue growth, further evelo R&D, an fun other Com any o erations after the raise. Doing so coul re uire significant effort an ex ense or may not e feasi le.

The Company projects aggressive growth. If these assum tions are wrong an the rojections regar ing market enetration are too aggressive, then the financial forecast may overstate the Com any's overall via ility. In a ition, the forwar -looking statements are only re ictions. The Com any has ase these forwar -looking statements largely on its current ex ectations an rojections a out future events an financial tren s that it elieves may affect its usiness, financial con ition an results of o erations. Forwar -looking statements involve known an unknown risks, uncertainties an other im ortant factors that may cause actual results, erformance or achievements to e materially ifferent from any future results, erformance or achievements ex resse or im lie y the forwar -looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limite o erating ca ital an for the foreseea le future will e e en ent u on its a ility to finance o erations from the sale of e uity or other financing alternatives. There can e no assurance that the Com any will e a le to successfully raise o erating ca ital. The failure to successfully raise o erating ca ital, an the failure to effectively monetize its ro ucts, coul result in ankru tcy or other event which woul have a material a verse effect on the Com any an the value of its shares. The Com any has limite assets an financial resources, so such a verse event coul ut investors' ollars at significant risk.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may rove ifficult for the Com any to ramatically increase the num er of customers that it serves or to esta lish itself as a well-known ran in the com etitive irect-to-consumer wine s ace. A itionally, the ro uct may e in a market where customers will not have ran loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A su stantial ortion of their revenue is erive from iscretionary s en ing y usinesses an in ivi uals, which ty ically falls uring times of economic insta ility. Declines in economic con itions in the .S. or in other countries in which they o erate may a versely im act their consoli ate financial results. Because such eclines in eman are ifficult to re ict, the Com any or the in ustry may have increase excess ca acity as a result. An increase in excess ca acity may result in eclines in rices for their ro ucts an services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Com any may share information a out such ersons with ven ors that assist with certain as ects of their usiness. Security coul e com romise an confi ential customer or usiness information misa ro riate . Loss of customer or usiness information coul isru t the Com any's o erations, amage their re utation, an e ose them to claims from customers, financial institutions, ayment car associations an other ersons, any of which coul have an a verse effect on their usiness, financial con ition an results of o erations. In a ition, com liance with tougher rivacy an information security laws an stan ar s may result in significant ex ense ue to increase investment in technology an the evelo ment of new o erational rocesses.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Com any currently relies u on thir - arty trans ortation rovi ers for a significant ortion of their ro uct shi ments. The Com any utilization of elivery services for shi ments is su ject to risks, inclu ing increases in fuel rices, which woul increase their shi ing costs, em loyee strikes, an inclement weather, which may im act the a ility of rovi ers to rovi e elivery services that a e uately meet their shi ing nee s. The Com any may, from time to time, change thir - arty trans ortation rovi ers, an the Com any coul therefore face logistical ifficulties that coul a versely affect eliveries. The Com any may not e a le to o tain terms as favora le as those they receive from the thir - arty trans ortation rovi ers that they currently use or may incur a itional costs, which in turn woul increase their costs an there y a versely affect their o erating results.

The Company's cash position is relatively weak. The Com any currently has only $247.47 in cash alances as of March 31, 2020. This e uates to less than one month of runway. The Com any elieves that it is a le to continue extracting cash from sales to exten its runway. The Com any coul e harme if it is una le to meet its cash eman s, an the Com any may not e a le to continue o erations if they are not a le to raise a itional fun s.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Com any has incurre losses from ince tion of $199,593, an has not launche rinci al o erations which, among other factors, raises su stantial ou t a out the Com any's a ility to continue as a going concern. The a ility of the Com any to continue as a going concern is e en ent u on management's lans to raise a itional ca ital from the issuance of e t or the sale of stock, its a ility to commence rofita le sales of its flagshi ro uct, an its a ility to generate ositive o erational cash flow. The accom anying financial statements o not inclu e any a justments that might e re uire shoul the Com any e una le to continue as a going concern.

The Company has conducted related party transactions. On Fe ruary 19, 2020, S lash Wines, Inc. forme a wholly-owne su si iary, CellarStash Wine Market lace, Inc. S lash Wines esire to s inoff the newly create su si iary rovi ing them the we site that they create in exchange for a 6-month romissory note in the amount of $221,000 an issuance of Com any stock e ual to amounts hel y sharehol ers of S lash Wines as of ate of the transaction, Fe ruary 28, 2020. S lash Wines also incurre research an evelo ment costs in lanning for CellarStash's usiness lan, which un er ASC 730 re uires that oth tangi le an intangi le research an evelo ment costs ac uire in an asset ac uisition with no alternative future use e charge to ex ense as of the ac uisition ate. Those amounts are recor e as research an evelo ment in the statement of o erations. The costs S lash Wines incurre in evelo ing the we site CellarStash receive from S lash Wines in the asset urchase agreement were ca italize an will egin eing amortize when once the we site is lace into service. S lash Wines also contri ute the cash recor e in the alance sheet which is offset y an accounts aya le-relate arty alance in the amount of $500. S lash Wines accounte for the transaction as an asset transfer un er ASC 505-60-25-2. After the transaction, the Com any o erates as a stan alone usiness that is no longer a wholly-owne su si iary of S lash Wines. The Com any has also entere into a Marketing Agreement with S lash Wines, Inc., which outlines the agreement that S lash Wines will romote CellarStash to its community. This agreement is a non-arm's length agreement.

The Company has issued a promissory note with a related party. As iscusse a ove, the Com any issue a $221,000 romissory note to S lash Wines on Fe ruary 28, 2020 in consi eration for recei t of the we site un er the asset urchase agreement. The note accrues interest at a rate of 5% er annum. The note is aya le to S lash Wines in interest-only ayments ue on A ril 1, 2020 an May 1, 2020. $25,000 ayments are ue on June 1, 2020, July 1, 2020 an August 1, 2020. The remaining rinci al an accrue interest alance is ue if not ai sooner on August 31, 2020. The Com any will not incur any enalty for re aying the loan rior to the maturity ate.

The Company has not prepared any audited financial statements. Therefore, you have no au ite financial information regar ing the Com any's ca italization or assets or lia ilities on which to make your investment ecision. If you feel the information rovi e is insufficient, you shoul not invest in the Com any.

The Company does not have an employment contract in place with its employees. Em loyment agreements ty ically rovi e rotections to the Com any in the event of the em loyee's e arture, s ecifically a ressing who is entitle to any intellectual ro erty create or evelo e y those em loyees in the course of their em loyment an covering to ics such as non-com etition an non-solicitation. As a result, if an em loyee were to leave CellarStash, the Com any might not have any a ility to revent their irect com etition, or have any legal right to intellectual ro erty create uring their em loyment. There is no guarantee that an em loyment agreement will e entere into.

The Company does not have formal advisor agreements in place with listed advisors. A visor agreements ty ically rovi e the ex ectation of the engagement, services, com ensation, an other miscellaneous uties an rights of the Com any an a visor. These in ivi uals may not e com ensate for their ex ertise an a vice. There is no guarantee that a visor agreements will e entere into.

SI Securities, LLC owns Series A Preferred Stock in Splash Wines, Inc. SI Securities, LLC owns 37,149 shares of Series A Preferred Stock in Splash Wines, Inc. an affiliate entity of the Company, and may have interests that conflict with those of investors in the Company. The Series A Preferre Stock was receive in connection with a rior offering for which SI Securities, LLC serve as lacement agent for S lash Wines, Inc.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws an regulations are constantly evolving an may e inter rete , a lie , create , or amen e , in a manner that coul harm our usiness. The technology an use of the technology in our ro uct may not e legislate , an it is uncertain whether ifferent states will legislate aroun this technology, an , if they o, how they will o so. Violating existing or future regulatory or ers or consent ecrees coul su ject us to su stantial monetary fines an other enalties that coul negatively affect our financial con ition an results of o erations.

In 2014, the Colorado Securities Commissioner entered into a cease and desist order against a Denver company and its manager for allegedly violating the securities broker-dealer licensing provisions of the Colorado Securities Act in connection with their offer and sale of securities in Colorado. Black Diamon Financial Grou , LLC an Patrick Imeson are name in the or er. The Division of Securities, a De artment of Regulatory Agencies (DORA) ivision, allege that from a roximately Se tem er 2009 to Novem er 2010 the Res on ents offere an sol securities of associate entities. In connection with such offers an sales of securities, the Res on ents allege ly receive com ensation excee ing $330,000 in the form of investment lacement or structuring fees without eing license as a securities roker- ealer. The Res on ents entere into a cease an esist or er, where the Commissioner acknowle ge that the Res on ent neither a mits nor enies that the allegations or matters set further in the sti ulation were true. There were no fines or isgorgement.

General Risks an Disclosures

P OFILE MEN

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Form C

Data Room

37 comments

FAQs

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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligate to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



CellarStash's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

[Download CellarStash's Form C](#)

Data Room

NAME
Financials (3 files)
Fundraising Round (1 file)
Investor Agreements (1 file)
Miscellaneous (4 files)



CellarStash Deal Updates

April 29 — **CellarStash Investor Webinar | Tuesday, May 12th at 4pm ET**
Register here: https://attendee.gotowebinar.com/register/6917014862727919886
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April 29 — **Learn about CellarStash and get $50 to spend on wine**
CellarStash, a spin-off of Splash Wines, is a direct-to-consumer online wine marketplace company that connects customers to a broad range of...
💬 0   ❤ 1

Highlights

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Join the Conversation

For com liance ur oses, foun ers con ucting Reg CF offerings are rohi ite from osting contact information on their Discussion Boar s. Posts inclu ing e-mail a resses or hone num ers will e remove imme iately. If you woul like to connect with an investor irectly lease notify your e icate cam aign manager on See Invest's Venture Growth team.

[Say something here...]   **POST**

ate**Mark K.** · 2 ays · Hi e Comment

32 comments

Was there an answer to the uestion elow a out S lashWines investors from See Invest receiving shares of CellarStash uring the s in-off?

Di you fin this comment...

👍 0   👎 0   🚩

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o ert I. · Team Mem er · 2 ays · Hi e Comment 🚩

0

Mark,
S lash Wines investors that hel stock as of Fe 28, 2020 all receive the same num er of shares in CellarStash. That is eing rocesse at the current time. Thanks!
Ro

yan H. · 2 ays · Hi e Comment 🚩

0

When will we see this reflecte in our accounts?

o ert I. · Team Mem er · 2 ays · Hi e Comment 🚩

0

Ryan,
It is in the transfer rocess now so I woul ex ect it very soon. I am sure see Invest will notify all arties as soon as it is com lete .
Best,
Ro

[Write a comment..]   **POST**

Mark K. · 2 ays · Hi e Comment

Given the ex ectation of reca turing the initial investment y en of Q3, an rofita ility alrea y in Q2, what is management's lan for return on/of ca ital for investors?

Di you fin this comment...

👍 0   👎 0   🚩

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o ert I. · Team Mem er · 2 ays · Hi e Comment 🚩

0

Hey Mark,
Thanks for your interest. This is a two year converti le e enture so in 24 months you have the o tion to convert to stock or e re ai the initial investment lus interest. Our elief is that we will see an escalation in value uring that erio that will make conversion the est o tion for you to enhance your investment ut you can make that etermination at that oint. Let me know if you have a itional uestions.
Best,
Ro

[Write a comment..]   **POST**

Michael G. · 3 ays · Hi e Comment

Hello -
Do you have a list that you can isclose of artici ate wineries? I' like to know the exact ro uct(s) offere .
Thank you,
Mike

Di you fin this comment...

👍 0   👎 0   🚩

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o ert I. · Team Mem er · 3 ays · Hi e Comment 🚩

0

Michael,
You can go to www.cellarstash.com an see the current wineries. We are a ing as we grow an there are 1200 wineries that are eligi le -- most of them will artici ate.
Thanks,
Ro

[Write a comment...]   **POST**

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Fre uently Aske   Questions

What is Si e y Si e?

A Si e y Si e offering refers to a   eal that is raising ca ital un er two offering ty es. This Si e y Si e offering is raising un er Regulation CF an   Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a   ocument the com any must file with the Securities an   Exchange Commission ("SEC") which inclu es asic information a out the com any an   its offering an   is a con ition to making a Reg CF offering availa le to investors. It is im ortant to note that the SEC   oes not review the Form C, an   therefore is not recommen ing an /or a   roving any of the securities   eing offere .

Before making any investment   ecision, it is highly recommen e   that   ros ective investors review the Form C file   with the SEC (inclu e   in the com any's   rofile)   efore making any investment   ecision.

What is   ule 506(c) un er   egulation D?

Rule 506(c) un er Regulation D is a ty e of offering with no limits on how much a com any may raise. The com any may generally solicit their offering,   ut the com any must verify each investor's status as an accre ite   investor   rior to closing an   acce ting fun s. To learn more a out Rule 506(c) un er Regulation D an   other offering ty es check out our   log an   aca emy.

What is   eg CF?

Title III of the JOBS Act outlines Reg CF, a ty e of offering allowing   rivate com anies to raise u   to $1 million from all Americans. Prior ca ital raising o tions limite   rivate com anies to raising money only from accre ite   investors, historically the wealthiest ~2% of Americans. Like a Kickstarter cam aign, Reg CF allows com anies to raise fun s online from their early a o ters an   the crow . However, instea   of   rovi ing investors a rewar   such as a t-shirt or a car , investors receive securities, ty ically e uity, in the startu s they   ack. To learn more a out Reg CF an   other offering ty es check out our   log an   aca emy.

Making an Investment in CellarStash

How   oes investing work?

When you com lete your investment on See Invest, your money will   e transferre   to an escrow account where an in e en ent escrow agent will watch over your investment until it is acce te   y CellarStash. Once CellarStash acce ts your investment, an   certain regulatory   roce ures are com lete , your money will   e transferre   from the escrow account to CellarStash in exchange for your securities. At that   oint, you will   e a   rou   owner in CellarStash.

What will I nee   to com lete my investment?

To make an investment, you will nee   the following information rea ily availa le:

1. Personal information such as your current a   ress an   hone num er
2. Em loyment an   em loyer information
3. Net worth an   income information
4. Social Security Num er or   ass ort
5. ABA   ank routing num er an   checking account num er (ty ically foun   on a   ersonal check or   ank statement)

If you are investing un er Rule 506(c) of Regulation D, your status as an Accre ite   Investor will also nee   to   e verifie   an   you will   e aske   to   rovi e   ocumentation su   orting your income, net worth, revenue, or net assets or a letter from a   ualifie   a visor such as a Registere   Investment A visor, Registere   Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limite   in the amount that he or she may invest in a Reg CF offering   uring any 12-month   erio :

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limite   to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income an   net worth of the investor are   oth greater than $100,000, the investor is limite   to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Se arately, CellarStash has set a minimum investment amount of   S $1,000.

Accre ite   investors investing $20,000 or over   o not have investment limits.

After My Investment

What is my ongoing relationshi   with the Issuer?

You are a   artial owner of the com any, you   o own securities after all! But more im ortantly, com anies which have raise   money via Regulation CF must file information with the SEC an   ost it on their we sites on an annual   asis. Receiving regular com any u   ates is im ortant to kee   sharehol ers e ucate   an   informe   a out the   rogress of the com any an   their investment. This annual re ort inclu es information similar to a com any's initial Reg CF filing an   key information that a com any will want to share with its investors to foster a   ynamic an   healthy relationshi .

In certain circumstances a com any may terminate its ongoing re orting re uirement if:

1. The com any   ecomes a fully-re orting registrant with the SEC
2. The com any has file   at least one annual re ort,   ut has no more than 300 sharehol ers of recor
3. The com any has file   at least three annual re orts, an   has no more than $10 million in assets
4. The com any or another   arty   urchases or re urchases all the securities sol   in reliance on Section 4(a)(6)
5. The com any ceases to   o   usiness

However, regar less of whether a com any has terminate   its ongoing re orting re uirement   er SEC rules, See Invest works with all com anies on its   latform to ensure that investors are   rovi e   uarterly u   ates. These   uarterly re orts will inclu e information such as: (i)   uarterly net sales, (ii)   uarterly change in cash an   cash on han , (iii) material u   ates on the   usiness, (iv) fun raising u   ates (any   lans for next roun , current roun   status, etc.), an   (v) any nota le   ress an   news.

How can I sell my securities in the future?

Currently there is no market or li ui ity for these securities. Right now CellarStash   oes not   lan to list these securities on a national exchange or another secon ary market. At some   oint CellarStash may choose to   o so,   ut until then you shoul   lan to hol   your investment for a significant   erio   of time   efore a "li ui ation event" occurs. A "li ui ation event" is when CellarStash either lists their securities on an exchange, is ac uire , or goes   ankru t.

How   o I kee   track of this investment?

You can return to See Invest at any time to view your   ortfolio of investments an   o tain a summary statement. If investe   un er Regulation CF you may also receive   erio ic u   ates from the com any a out their   usiness, in a   ition to monthly account statements.

Other General Questions

What is this   age a out?

This is CellarStash's fun raising   rofile   age, where you can fin   information that may   e hel ful for you to make an investment   ecision in their com any. The information on this   age inclu es the com any overview, team   ios, an   the risks an   isclosures relate   to this investment o   ortunity. If the com any runs a si e y si e offering that inclu es an offering un er Regulation CF, you may also fin   a co y of the CellarStash's Form C. The Form C inclu es im ortant   etails a out CellarStash's fun raise that you shoul   review   efore investing.

How can I (or the com any) cancel my investment un er   egulation CF?

For offerings ma e un er Regulation CF, you may cancel your investment at any time u   to 48 hours   efore a closing occurs or an earlier   ate set   y the com any. You will   e sent a remin er notification a   roximately five   ays   efore the closing or set   ate giving you an o   ortunity to cancel your investment if you ha   not alrea y   one so. Once a closing occurs, an   if you have not cancele   your investment, you will receive an email notifying you that your securities have   een issue . If you have alrea y fun e   your investment, your fun s will   e   rom tly refun e   to you u   on cancellation. To cancel your investment, you may go to your account's   ortfolio   age   y clicking your   rofile icon in the to   right corner.

What if I change my min   a out investing?

If you invest un er any other offering ty e, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs an   your securities have   een issue . If you have alrea y fun e   your investment an   your fun s are in escrow, your fun s will   e   rom tly refun e   to you u   on cancellation. To cancel your investment,   lease go to your account's   ortfolio   age   y clicking your   rofile icon in the to   right corner.

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